U.S. Securities and Exchange Commission
Washington, D.C. 20549

02024990

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K FOR 3/21/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-60164
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of March, 2002.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Patricia C. Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

GMACM Home Equity Loan Trust 2002-HE1

GMAC Mortgage

$400,000,000 (Approximate)

Subject to a +/- 10% variance

FGIC Financial Guaranty Insurance Company

a GE Capital Company

Credit Enhancer

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

Preliminary Term Sheet ***Prepared: March [12], 2002***

$400,000,000 (Approximate)
GMACM HOME EQUITY LOAN TRUST 2002-HE1

FGIC Financial Guaranty Insurance Company
A GE Capital Company

(CREDIT ENHANCER)

Class (1)	Note Balance (2)	WAL (Yrs.) Call/Mat (3)	Payment Window Call/Mat (Months) (3)	Note Rate (4)	Expected Rating (S&P/Moody's/Fitch)	Legal Final Maturity
A-1	$100,000,000	4.14/4.30	9-94/9-168	(5)	AAA/Aaa/AAA	Feb 2026
A-2	$300,000,000	4.14/4.30	9-94/9-168	(6)	AAA/Aaa/AAA	Feb 2026
Total	**$400,000,000**					

(1) The Class A-1 and Class A-2 Notes are backed by the cash flow from adjustable-rate revolving credit line home equity mortgage loans (the "Mortgage Loans").
(2) Subject to a plus or minus 10% variance.
(3) See "Prepayment Assumption" herein.
(4) The margin on the Notes will double for each interest accrual period beginning after the Payment Date (as defined herein) on which the Optional Redemption (as defined herein) can be exercised.
(5) The Class A-1 Notes will accrue interest at a rate equal to the least of (i) One Month LIBOR plus the related margin, (ii) the Net WAC Rate and (iii) 15.25%.
(6) The Class A-2 Notes will accrue interest at a rate equal to the least of (i) One Month LIBOR plus the related margin, (ii) the Net WAC Rate and (iii) 13.00%.

Depositor: Residential Asset Mortgage Products, Inc.

Seller and Servicer: GMAC Mortgage Corporation ("***GMACM***").

Credit Enhancer: Financial Guaranty Insurance Company ("***FGIC***").

Lead Manager: Greenwich Capital Markets, Inc.

Co-Managers: Banc One Capital Markets, Inc. and Wachovia Securities.

Owner Trustee: Wilmington Trust Company.

Indenture Trustee: Wells Fargo Bank Minnesota, N.A.

Notes: The Class A-1 and the Class A-2 Notes (together, the "***Notes***").

Federal Tax Status:	It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.
Registration:	The Notes will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	March 1, 2002.
Expected Pricing Date:	On or about March [14], 2002.
Expected Closing Date:	On or about March [27], 2002.
Expected Settlement Date:	On or about March [27], 2002.
Payment Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2002.
Interest Accrual Period:	The interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an Actual/360 basis).
Credit Enhancement:	Excess Interest, overcollateralization and a Policy (as defined herein) to be provided by FGIC.
ERISA Eligibility:	The Notes are expected to be ERISA eligible. Prospective investors must review the Prospectus and Prospectus Supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.
SMMEA Treatment:	The Notes ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Optional Redemption:	A principal payment may be made to redeem the Notes upon the exercise by the Servicer of its option to purchase the mortgage loans together with the assets of the trust after the aggregate note balance of the Notes has been reduced to an amount less than or equal to 10% of their initial aggregate note balance.
Prepayment Assumption:	35% CPR, 10% Draw Rate on the mortgage loans.

Loan Rate:

The "***Loan Rate***" of each mortgage loan is the per annum interest rate required to be paid by the mortgagor under the terms of the related credit line agreement.

Interest on each adjustable-rate home equity revolving credit line ("***HELOC***") is computed daily and payable monthly on the average daily outstanding principal balance of such HELOC. After any initial teaser period, during which the Loan Rate may be fixed or set at a discounted variable rate for a period of approximately three to six months, the Loan Rate on each HELOC will be adjusted on each adjustment date to a rate equal to the sum of an index and a fixed percentage specified in the related credit line agreement, and is generally subject to a maximum Loan Rate over the life of the HELOC specified in the related credit line agreement.

Net Loan Rate:

The "***Net Loan Rate***" is with respect to any Payment Date and any mortgage loan, the Loan Rate of that mortgage loan as of the first day of the calendar month in which the related Interest Accrual Period begins, less (i) the servicing fee rate (0.50%) and (ii) beginning on the thirteenth Payment Date and thereafter, [0.50]% (adjusted to an effective rate based on an actual/360 basis).

Net WAC Rate:

The "***Net WAC Rate***" is the per annum rate equal to (i) the weighted average Net Loan Rate of the Mortgage Loans less (ii) the premium rate on the Policy multiplied by the fraction, the numerator of which is equal to the aggregate Note Principal Balance of the Notes and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans and any amount on deposit in the Pre-Funding Account, such result being adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Initial Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $301,137,777, the "***Initial Mortgage Loans.***" See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Pre-Funding Account:

On the Closing Date, approximately $98,862,223 will be deposited into an account (the "***Pre-Funding Account***"), such amount will be allocated to purchase additional balances and additional mortgage loans. This amount will come from the proceeds of the sale of the Notes.

During the Pre-Funding Period, funds on deposit in the Pre-Funding Account will be used by the issuer to purchase mortgage loans from the Seller from time to time. The "***Pre-Funding Period***" will be the period from the Closing Date to the earliest of (i) the date on which the amount on deposit in the Pre-Funding Account is less than $50,000, (ii) 90 days from the Closing Date and (iii) the occurrence of a rapid amortization event. The mortgage loans sold to the trust after the Closing Date will conform to certain characteristics set forth in the Prospectus Supplement. Any amounts remaining in the Pre-Funding Account at the end of the Pre-Funding Period in excess of $50,000 will be distributed as a payment of principal on the Notes on the following Payment Date, any remaining amounts will be deposited into the Funding Account (as defined herein).

Capitalized Interest Account: On the Closing Date, part of the proceeds of the sale of the Notes will be deposited into an account with the Indenture Trustee designated the "***Capitalized Interest Account***." Amounts on deposit in the Capitalized Interest Account will be withdrawn on each Payment Date during the Pre-Funding Period to cover any shortfall in interest payments on the Notes due to the pre-funding feature. Any amounts remaining in the Capitalized Interest Account at the end of the Pre-Funding Period will be paid to the Seller.

Funding Account: An account (the "***Funding Account***") will be set up with the Indenture Trustee on the Closing Date. On each Payment Date during the revolving period, the Indenture Trustee will deposit principal and, beginning in December 2002, excess spread collections for the related collection period into the Funding Account, and will apply such amount first to buy any additional balances for any HELOCs currently in the mortgage pool and second to purchase additional mortgage loans to be included in the trust. If not all principal collections in the Funding Account have been applied to purchase additional balances and additional mortgage loans at the end of the revolving period, the amount left in the Funding Account will be distributed as a payment of principal to the holders of the Notes.

Overcollateralization Amount: Excess spread, beginning on the Payment Date in December 2002, will be deposited in the Funding Account during the revolving period and thereafter, will be applied as payments of principal on the Notes, until the Overcollateralization Amount equals a certain percentage of the sum of the aggregate principal balance of the Mortgage Loans and any amounts in the Pre-Funding Account (as specified in the Indenture) (the "***Overcollateralization Target Amount***"). The distribution of interest as principal will have the effect of accelerating the Notes relative to the aggregate of the underlying Mortgage Loans and any amounts remaining in the Pre-Funding Account. On any Payment Date, the "***Overcollateralization Amount***" will be the amount by which the aggregate principal balance of the Mortgage Loans and any amounts remaining in the Pre-Funding Account exceed the aggregate Note Principal Balance of the Notes.

Stepdown Date: On or after the Payment Date occurring in October 2004, the Overcollateralization Target Amount will be allowed to step down to a certain percentage (specified in the Indenture, subject to certain performance triggers) of the aggregate principal balance of the Mortgage Loans provided that the Overcollateralization Target Amount may not be less than 0.50% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amounts in the Pre-Funding Account as of the Closing Date.

The Policy: FGIC will issue a note insurance policy with respect to the Notes which will guarantee timely payment of interest and ultimate repayment of principal to the holders of the Notes.

Interest Distributions: Interest will be distributed on the Class A-1 Notes at a rate equal to the lesser of (a) One Month LIBOR plus the related margin, (b) the Net WAC Rate and (c) 15.25%. Interest will be distributed on the Class A-2 Notes at a rate equal to the lesser of (a) One Month LIBOR plus the related margin, (b) the Net WAC Rate and (c) 13.00%. The margin on each Class of Notes will double after the first Payment Date on which the Optional Redemption is not exercised.

Principal Distributions:

For any Payment Date, principal payments on the Notes will be *pro rata*.

With respect to any Payment Date during the revolving period, except with respect to distributions of amounts on deposit in the Pre-Funding Account at the end of the Pre-Funding Period in excess of $50,000, no principal (other than excess spread applied to build overcollateralization, beginning after the Payment Date in November 2002) will be paid on the Notes, and all principal collections and excess spread will be deposited into the Funding Account and used first to purchase additional balances and second to purchase additional mortgage loans. On each Payment Date during the managed amortization period for the notes, the aggregate amount payable as principal of the Notes will be equal to principal collections for that Payment Date that are not used to purchase additional balances. On each Payment Date during the rapid amortization period of the Notes, the aggregate amount payable as principal for the Notes will be equal to the principal collections for that Payment Date. In addition, on each Payment Date after the end of the revolving period, to the extent of funds available for that purpose, holders of each Class of Notes will be entitled to get certain additional amounts in reduction of their note balance, generally equal to liquidation loss amounts and amounts necessary to increase the Overcollateralizaion Amount to the Overcollateralization Target Amount.

All principal payments due on the Notes will be paid to the Notes from the principal collections and excess interest until their outstanding principal balances are paid in full. In no event will principal payments on any Class of Notes on a Payment Date exceed the related principal balance of such Class of Notes on that Payment Date. On the final Payment Date, principal will be due and payable on the Notes in an amount equal to the related principal balance remaining outstanding on that Payment Date.

As to each Class of Notes, the revolving period will be the period beginning on the Closing Date and ending on the earlier of the Payment Date in September 2003, and the occurrence of a managed amortization event or certain rapid amortization events; the managed amortization period will be the period beginning on the first Payment Date following the end of the related revolving period and ending on the earlier of the Payment Date in September 2007, and the occurrence of certain rapid amortization events; and the rapid amortization period will be the period beginning on the earlier of the first Payment Date following the end of the managed amortization period and the occurrence of certain rapid amortization events, and ending upon the termination of the issuer. A managed amortization event will be deemed to occur on any date on which the amount on deposit in the Funding Account equals or exceeds $10,000,000.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 to Call

CPR (1)	10%	25%	30%	35%	40%	45%	50%
WAL (Years)	10.66	5.50	4.75	4.14	3.68	3.33	3.06
MDUR (Years)	9.34	5.07	4.42	3.88	3.48	3.16	2.91
First Principal Pay	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02
Last Principal Pay	12/25/17	01/25/12	04/25/11	01/25/10	01/25/09	04/25/08	09/25/07

Class A-2 to Call

CPR (1)	10%	25%	30%	35%	40%	45%	50%
WAL (Years)	10.66	5.50	4.75	4.14	3.68	3.33	3.06
MDUR (Years)	9.32	5.06	4.42	3.88	3.47	3.16	2.91
First Principal Pay	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02
Last Principal Pay	12/25/17	01/25/12	04/25/11	01/25/10	01/25/09	04/25/08	09/25/07

Class A-1 to Maturity

CPR (1)	10%	25%	30%	35%	40%	45%	50%
WAL (Years)	10.99	5.75	4.92	4.30	3.83	3.46	3.17
MDUR (Years)	9.56	5.26	4.55	4.01	3.60	3.27	3.01
First Principal Pay	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02
Last Principal Pay	02/25/26	02/25/19	12/25/16	03/25/16	04/25/14	10/25/12	10/25/11

Class A-2 to Maturity

CPR (1)	10%	25%	30%	35%	40%	45%	50%
WAL (Years)	10.99	5.75	4.92	4.30	3.83	3.46	3.17
MDUR (Years)	9.54	5.25	4.55	4.01	3.60	3.27	3.01
First Principal Pay	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02	12/25/02
Last Principal Pay	02/25/26	02/25/19	12/25/16	03/25/16	04/25/14	10/25/12	10/25/11

(1) Assumes a CPR as disclosed above and a constant draw rate of 10%.

Initial Mortgage Loans
As of the Cut-off Date

TOTAL CURRENT BALANCE:	$301,137,777.06					
NUMBER OF LOANS:	11,137					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$27,039.40		$1.00		$350,000.00	
WAVG LOAN RATE:	4.9802	%	3.2500	%	11.1250	%
WAVG FULL INDEX LOAN RATE:	6.0851	%	0.0000	%	11.7500	%
WAVG ORIGINAL CLTV:	75.92	%	2.48	%	100.00	%
WAVG JR RATIO:	22.20	%	0.00	%	98.66	%
WAVG FICO SCORE:	726		581		822	
WAVG DTI:	35.22	%	1.53	%	91.23	%
WAVG ORIGINAL TERM:	204.62	months	60.00	months	302.00	months
WAVG REMAINING TERM:	200.60	months	40.00	months	298.00	months

TOP STATE CONC ($): 21.91 % California, 15.51 % Michigan, 8.35 % Massachusetts
MAXIMUM ZIP CODE CONC ($): 0.68 % 48306 (Oakland, MI)

ORIGINATION DATE:	Jul 24, 1995	Mar 01, 2002
FIRST PAY DATE:	Aug 24, 1995	Apr 01, 2002
MATURE DATE:	Jul 24, 2005	Jan 28, 2027

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	9,423	253,478,789.05	84.17
Condominium	840	22,528,371.33	7.48
PUD	727	21,324,122.36	7.08
Two-Four Family	134	3,465,868.09	1.15
Townhouse	9	270,929.71	0.09
Manufactured Housing	4	69,696.52	0.02
Total	11,137	301,137,777.06	100.00

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.00 - 25,000.00	7,131	86,066,332.46	28.58
25,000.01 - 50,000.00	2,614	94,275,662.75	31.31
50,000.01 - 75,000.00	727	44,462,107.86	14.76
75,000.01 - 100,000.00	387	34,631,353.49	11.50
100,000.01 - 125,000.00	105	12,056,732.74	4.00
125,000.01 - 150,000.00	105	15,115,661.01	5.02
150,000.01 - 175,000.00	15	2,505,906.70	0.83
175,000.01 - 200,000.00	24	4,591,784.94	1.52
200,000.01 - 225,000.00	8	1,745,138.67	0.58
225,000.01 - 250,000.00	14	3,438,881.64	1.14
275,000.01 - 300,000.00	2	580,000.00	0.19
300,000.01 - 325,000.00	2	639,189.72	0.21
325,000.01 - 350,000.00	3	1,029,025.08	0.34
Total	11,137	301,137,777.06	100.00

COMBINED LTV RATIO(%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.01 - 40.00	496	14,978,870.37	4.97
40.01 - 50.00	401	13,454,933.18	4.47
50.01 - 60.00	707	20,114,835.82	6.68
60.01 - 70.00	1,127	32,910,731.02	10.93
70.01 - 80.00	3,379	96,289,482.27	31.98
80.01 - 90.00	3,817	90,504,973.91	30.05
90.01 - 100.00	1,210	32,883,950.49	10.92
Total	11,137	301,137,777.06	100.00

LOCATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	2,484	65,977,868.48	21.91
Michigan	1,728	46,700,922.67	15.51
Massachusetts	690	25,159,034.96	8.35
New Jersey	617	19,567,765.61	6.50
Illinois	454	12,703,640.86	4.22
Florida	458	12,374,302.02	4.11
Pennsylvania	383	10,129,785.33	3.36
New York	323	9,828,706.16	3.26
Connecticut	285	9,157,931.86	3.04
Arizona	294	8,472,183.60	2.81
Colorado	276	6,961,812.35	2.31
Washington	253	6,956,260.83	2.31
All Others (35) + DC	2,892	67,147,562.33	22.30
Total	11,137	301,137,777.06	100.00

JR RATIO (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000	1	1.00	0.00
0.001 - 10.000	4,754	50,895,260.49	17.97
10.001 - 20.000	3,786	108,065,108.61	38.14
20.001 - 30.000	1,284	59,910,307.64	21.15
30.001 - 40.000	497	31,024,696.08	10.95
40.001 - 50.000	224	15,609,169.44	5.51
50.001 - 60.000	102	7,869,519.32	2.78
60.001 - 70.000	62	4,631,989.20	1.64
70.001 - 80.000	37	3,481,453.54	1.23
80.001 - 90.000	12	1,151,590.82	0.41
90.001 - 98.660	11	662,363.45	0.23
Total	10,770	283,301,459.59	100.00

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.250 - 3.999	1,022	34,622,963.46	11.50
4.000 - 4.999	7,217	204,660,161.57	67.96
5.000 - 5.999	1,228	26,204,684.54	8.70
6.000 - 6.999	811	14,677,753.65	4.87
7.000 - 7.999	400	9,326,731.69	3.10
8.000 - 8.999	314	7,914,352.95	2.63
9.000 - 9.999	91	2,314,439.29	0.77
10.000 - 10.999	51	1,320,736.90	0.44
11.000 - 11.125	3	95,953.01	0.03
Total	11,137	301,137,777.06	100.00

FULLY INDEXED LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000 - 0.999	5	158,600.84	0.05
3.000 - 3.999	12	652,356.85	0.22
4.000 - 4.999	1,374	44,139,534.45	14.66
5.000 - 5.999	4,084	117,559,862.77	39.04
6.000 - 6.999	3,080	75,974,385.76	25.23
7.000 - 7.999	1,398	34,181,334.85	11.35
8.000 - 8.999	646	16,265,255.90	5.40
9.000 - 9.999	306	7,452,124.54	2.47
10.000 - 10.999	164	3,476,529.77	1.15
11.000 - 11.750	68	1,277,791.33	0.42
Total	11,137	301,137,777.06	100.00

FULLY INDEXED MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
< 0.000	18	848,309.71	0.28
0.000 - 0.999	4,651	138,567,412.59	46.01
1.000 - 1.999	3,462	89,310,138.50	29.66
2.000 - 2.999	1,673	40,729,321.24	13.53
3.000 - 3.999	645	16,220,055.20	5.39
4.000 - 4.999	416	9,913,376.85	3.29
5.000 - 5.999	158	3,388,631.03	1.13
6.000 - 6.999	112	2,143,231.72	0.71
7.000 - 7.999	2	17,300.22	0.01
Total	11,137	301,137,777.06	100.00

CREDIT UTILIZATION RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.00	1	1.00	0.00
0.01 - 10.00	719	2,751,921.74	0.91
10.01 - 20.00	1,006	7,948,932.71	2.64
20.01 - 30.00	874	10,764,982.07	3.57
30.01 - 40.00	855	14,017,578.75	4.65
40.01 - 50.00	870	17,835,630.16	5.92
50.01 - 60.00	714	16,456,375.35	5.46
60.01 - 70.00	755	20,256,135.57	6.73
70.01 - 80.00	762	24,470,278.79	8.13
80.01 - 90.00	682	23,591,784.53	7.83
90.01 - 100.00	3,883	162,368,064.81	53.92
100.01 - 100.96	16	676,091.58	0.22
Total	11,137	301,137,777.06	100.00

CREDIT LIMITS ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7,500.00 - 25,000.00	4,325	50,234,640.73	16.68
25,000.01 - 50,000.00	3,875	94,732,269.87	31.46
50,000.01 - 75,000.00	1,135	44,705,237.21	14.85
75,000.01 - 100,000.00	1,099	52,949,062.10	17.58
100,000.01 - 125,000.00	199	12,382,343.30	4.11
125,000.01 - 150,000.00	345	25,773,453.48	8.56
150,000.01 - 175,000.00	22	2,154,718.96	0.72
175,000.01 - 200,000.00	55	5,850,637.62	1.94
200,000.01 - 225,000.00	19	2,377,771.78	0.79
225,000.01 - 250,000.00	45	6,637,700.67	2.20
250,000.01 - 275,000.00	4	486,836.96	0.16
275,000.01 - 300,000.00	2	311,601.94	0.10
300,000.01 - 325,000.00	1	139,496.19	0.05
325,000.01 - 350,000.00	10	2,309,989.91	0.77
475,000.01 - 500,000.00	1	92,016.34	0.03
Total	11,137	301,137,777.06	100.00

MAX LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.000 - 15.999	32	941,427.58	0.31
16.000 - 16.999	36	465,315.38	0.15
17.000 - 17.999	12	235,850.04	0.08
18.000 - 18.999	11,035	299,195,312.76	99.35
19.000 - 19.999	18	213,682.98	0.07
20.000 - 20.999	1	11,370.01	0.00
24.000 - 24.999	1	19,629.85	0.01
25.000 - 25.999	2	55,188.46	0.02
Total	11,137	301,137,777.06	100.00

REMAINING TERM (MONTHS):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
40 - 60	6	67,838.68	0.02
61 - 120	2,158	75,612,639.13	25.11
121 - 180	4,298	125,816,987.23	41.78
241 - 298	4,675	99,640,312.02	33.09
Total	11,137	301,137,777.06	100.00

LIEN POSITION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Second	10,770	283,301,459.59	94.08
First	367	17,836,317.47	5.92
Total	11,137	301,137,777.06	100.00

DEBT-TO-INCOME RATIO (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.530 - 10.000	62	2,426,088.45	0.81
10.001 - 20.000	797	24,720,346.54	8.21
20.001 - 30.000	2,678	70,855,060.89	23.53
30.001 - 40.000	3,792	97,447,403.28	32.36
40.001 - 50.000	3,298	90,594,616.94	30.08
50.001 - 60.000	455	13,556,082.01	4.50
> 60.000	55	1,538,178.95	0.51
Total	11,137	301,137,777.06	100.00

TEASER EXPIRATION MONTH:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
None	3,819	90,516,279.61	30.06
March 2002	1,787	49,623,470.21	16.48
April 2002	3,227	91,903,642.31	30.52
May 2002	2,107	60,651,119.38	20.14
Jun 2002	137	5,770,623.52	1.92
Jul 2002	38	1,611,152.73	0.54
Aug 2002	18	1,002,069.25	0.33
Sep 2002	2	14,794.78	0.00
Apr 2003	2	44,625.27	0.01
Total	11,137	301,137,777.06	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Standard	9,188	240,196,460.27	79.76
Family First Direct	1,081	30,273,543.07	10.05
Select	274	14,889,390.04	4.94
No Income/No Appraisal	275	5,891,750.71	1.96
Stated Income	102	3,648,493.99	1.21
No Income Verification	109	3,453,674.98	1.15
GM Expanded Family	53	1,162,362.91	0.39
Super Express	39	814,516.55	0.27
Streamline	13	756,890.39	0.25
Express	3	50,694.15	0.02
Total	11,137	301,137,777.06	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	10,995	294,912,046.36	97.93
Second Home	141	6,207,475.70	2.06
Investor	1	18,255.00	0.01
Total	11,137	301,137,777.06	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Other	8,865	241,419,637.75	80.17
Debt Consolidation	1,486	35,076,605.89	11.65
Home Improvement	767	24,263,611.94	8.06
Education Expence	19	377,921.48	0.13
Total	11,137	301,137,777.06	100.00

ORIGINATION YEAR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1995	3	16,596.13	0.01
1996	1	1,574.44	0.00
1997	2	89,962.11	0.03
1998	13	335,699.80	0.11
1999	77	1,439,555.64	0.48
2000	107	1,851,570.46	0.61
2001	6,375	164,505,931.16	54.63
2002	4,559	132,896,887.32	44.13
Total	11,137	301,137,777.06	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580 - 599	5	144,773.90	0.05
600 - 619	18	610,449.31	0.20
620 - 639	426	9,041,954.99	3.00
640 - 659	677	16,352,395.13	5.43
660 - 679	988	25,280,644.82	8.40
680 - 699	1,388	37,255,926.52	12.37
700 - 719	1,502	43,053,462.85	14.30
720 - 739	1,516	41,979,793.05	13.94
740 - 759	1,590	42,641,915.99	14.16
760 - 779	1,627	44,378,111.65	14.74
780 - 799	1,119	32,871,338.35	10.92
800 - 819	220	6,236,668.64	2.07
820 - 822	3	43,802.89	0.01
N/A	58	1,246,538.97	0.41
Total	11,137	301,137,777.06	100.00